Exhibit 99.1

Ctrip Reports Unaudited Fourth Quarter and Full Year 2012 Financial Results

Shanghai, China, January 31, 2013 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2012.

Highlights for the Fourth Quarter of 2012

•                  Net revenues were RMB1.1 billion (US$177 million) for the fourth quarter of 2012, up 19% year-on-year, versus our fourth quarter net revenue guidance of 15-20% year-on-year.

•                  Gross margin was 74% for the fourth quarter of 2012, compared to 76% in the same period in 2011.

•                  Income from operations was RMB120 million (US$19 million) for the fourth quarter of 2012, down 48% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB234 million (US$38 million), down 28% year-on-year.

•                  Operating margin was 11% for the fourth quarter of 2012, compared to 25% in the same period in 2011. Excluding share-based compensation charges (non-GAAP), operating margin was 21%, compared to 35% in the same period in 2011.

•                  Net income attributable to Ctrip’s shareholders was RMB193 million (US$31 million) for the fourth quarter of 2012, down 24% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB306 million (US$49 million), down 12% year-on-year.

•                  Diluted earnings per ADS were RMB1.38 (US$0.22) for the fourth quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.17 (US$0.35) for the fourth quarter of 2012.

•                  Share-based compensation charges were RMB114 million (US$18 million), accounting for 10% of the net revenues, or RMB0.80 (US$0.13) per ADS for the fourth quarter of 2012.

Highlights for the Full Year 2012

•                  Net revenues were RMB4.2 billion (US$668 million) in 2012, up 19% from 2011.

•                  Gross margin was 75% in 2012, compared to 77% in 2011.

•                  Income from operations was RMB655 million (US$105 million) in 2012, down 39% from 2011.  Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.1 billion (US$174 million) in 2012, down 23% from 2011.

•                  Operating margin was 16% in 2012, compared to 30% in 2011.  Excluding share-based compensation charges (non-GAAP), operating margin was 26%, compared to 40% in 2011.

•                  Net income attributable to Ctrip’s shareholders was RMB714 million (US$115 million) in 2012, down 34% from 2011.  Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.1 billion (US$184 million), down 19% from 2011.

•                  Diluted earnings per ADS were RMB4.98 (US$0.80) in 2012, compared to RMB7.08 (US$1.12) in 2011.  Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB7.97 (US$1.28), compared to RMB9.33 (US$1.48) in 2011.

•                  Share-based compensation charges were RMB432 million (US$69 million), accounting for 10% of the net revenues, or RMB2.99 (US$0.48) per ADS in 2012.

“We are pleased with the solid results in the fourth quarter and full year 2012,” said Min Fan, President and Chief Executive Officer of Ctrip. “We remain focused on our strategy of offering our customers the best products with the best services at the best prices. 2012 was the year of investment and we have enhanced our leadership in the online travel market of China. We will continue to invest in our customer services, product offering, brand recognition and technology development. Ctrip is well positioned to capture the fast growing opportunity in China travel market in the future.”

Fourth Quarter and Full Year 2012 Financial Results

For the fourth quarter of 2012, Ctrip reported total revenues of RMB1.17 billion (US$187 million), representing an 18% increase from the same period in 2011. Total revenues for the fourth quarter of 2012 decreased by 6% from the previous quarter.

For the full year ended December 31, 2012, total revenues were RMB4.4 billion (US$708 million), representing an 18% increase from 2011.

Hotel reservation revenues amounted to RMB468 million (US$75 million) for the fourth quarter of 2012, representing a 17% increase year-on-year, primarily driven by an increase of 36% in hotel reservation volume and partially offset by a decrease of 14% in commission per room night. The decrease of commission per room night was primarily due to promotional activities. Hotel reservation revenues increased by 2% quarter-on-quarter.

For the full year ended December 31, 2012, hotel reservation revenues were RMB1.7 billion (US$273 million), representing a 15% increase from 2011. The hotel reservation revenues accounted for 39% of the total revenues in 2012, compared to 40% in 2011.

Air ticket booking revenues for the fourth quarter of 2012 were RMB447 million (US$72 million), representing an 18% increase year-on-year, primarily driven by an increase in air tickets sales volume. Air ticket booking revenues decreased by 7% quarter-on-quarter, primarily due to seasonality.

For the full year ended December 31, 2012, air ticket booking revenues were RMB1.7 billion (US$271 million), representing an 18% increase from 2011. The air ticket booking revenues accounted for 38% of the total revenues in 2012, compared to 39% in 2011.

Packaged-tour revenues for the fourth quarter of 2012 were RMB166 million (US$27 million), representing a 27% increase year-on-year due to the increase of leisure travel volume. Packaged-tour revenues decreased by 26% quarter-on-quarter, primarily due to seasonality.

For the full year ended December 31, 2012, packaged tour revenues were RMB690 million (US$111 million), representing a 29% increase from 2011. The packaged tour revenues accounted for 16% of the total revenues in 2012, compared to 14% in 2011.

Corporate travel revenues for the fourth quarter of 2012 were RMB58 million (US$9 million), representing a 22% increase year-on-year and a 6% increase quarter-on-quarter, primarily driven by the increased corporate travel demand from business activities.

For the full year ended December 31, 2012, corporate travel revenues were RMB200 million (US$32 million), representing a 24% increase from 2011. The corporate travel revenues accounted for 5% of the total revenues in 2012, compared to 4% in 2011.

For the fourth quarter of 2012, net revenues were RMB1.1 billion (US$177 million), representing a 19% increase from the same period in 2011. Net revenues for the fourth quarter of 2012 decreased by 6% from the previous quarter.

For the full year ended December 31, 2012, net revenues were RMB4.2 billion (US$668 million), representing a 19% increase from 2011.

Gross margin was 74% for the fourth quarter of 2012, compared to 76% in the same period in 2011 and in the previous quarter.

For the full year ended December 31, 2012, gross margin was 75%, compared to 77% in 2011.

Product development expenses for the fourth quarter of 2012 increased by 53% to RMB264 million (US$42 million) from the same period in 2011, and increased by 9% from the previous quarter, primarily due to an increase in product development personnel related expense and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 21% of the net revenues, increased from 16% in the same period in 2011 and increased from 18% in the previous quarter.

For the full year ended December 31, 2012, product development expenses were RMB912 million (US$146 million), representing an increase of 52% from 2011. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 19% of the net revenues, increased from 14% in 2011.

Sales and marketing expenses for the fourth quarter of 2012 increased by 52% to RMB281 million (US$45 million) from the same period in 2011, primarily due to an increase in sales and marketing related activities and personnel related expense. Sales and marketing expenses for the fourth quarter of 2012 decreased by 7% from the previous quarter, primarily due to a decrease in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 24% of the net revenues, increased from 19% in the same period in 2011 and decreased from 25% in the previous quarter.

For the full year ended December 31, 2012, sales and marketing expenses were RMB984 million (US$158 million), representing an increase of 58% from 2011. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 22% of the net revenues, increasing from 16% in 2011.

General and administrative expenses for the fourth quarter of 2012 increased by 34% to RMB152 million (US$24 million) from the same period in 2011, primarily due to an increase in administrative personnel, share-based compensation charges and the incremental turnover tax due to the new value-added tax reform. General and administrative expenses for the fourth quarter of 2012 increased by 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, increased from 6% in the same period in 2011 and remained consistent with that in the previous quarter.

For the full year ended December 31, 2012, general and administrative expenses were RMB570 million (US$92 million), representing a 42% increase from 2011. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 8% of the net revenues, increasing from 6% in 2011.

Income from operations for the fourth quarter of 2012 was RMB120 million (US$19 million), representing a decrease of 48% from the same period in 2011 and a decrease of 37% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB234 million (US$38 million), representing a decrease of 28% from the same period in 2011 and a decrease of 22% from the previous quarter.

For the full year ended December 31, 2012, income from operations was RMB655 million (US$105 million), representing a decrease of 39% from 2011.  Excluding share-based compensation charges (non-GAAP), income from operations was RMB1.1 billion (US$174 million), decreasing by 23% from 2011.

Operating margin was 11% for the fourth quarter of 2012, compared to 25% in the same period in 2011, and 16% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 21%, decreased from 35% in the same period in 2011 and 25% in the previous quarter.

For the full year ended December 31, 2012, operating margin was 16%, compared to 30% in 2011.  Excluding share-based compensation charges (non-GAAP), operating margin was 26%, compared to 40% in 2011.

The effective tax rate for the fourth quarter of 2012 was 25%, increased from 23% in the same period of 2011 and increased from 24% in the previous quarter, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income before income tax expense as a whole.

The effective tax rate for the full year ended December 31, 2012 was 31%, compared to 20% in 2011, primarily due to the provision of 5% PRC withholding tax related to the dividends that our PRC subsidiaries would pay to their direct parent, which is our Hong Kong subsidiary to fund the share repurchase program announced in June 2012, and the increase in the amount of non tax-deductible share-based compensation as a percentage to our income before income tax expense as a whole. This was partially offset by the preferential tax treatment of certain consolidated PRC entities.

Net income attributable to Ctrip’s shareholders for the fourth quarter of 2012 was RMB193 million (US$31 million), representing a decrease of 24% from the same period in 2011 and a decrease of 1% from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB306 million (US$49 million), representing a decrease of 12% from the same period in 2011 and an increase of 1% from the previous quarter.

For the full year ended December 31, 2012, net income attributable to Ctrip’s shareholders was RMB714 million (US$115 million), representing a decrease of 34% from 2011. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB1.1 billion (US$184 million), representing a decrease of 19% from 2011.

Diluted earnings per ADS were RMB1.38 (US$0.22) for the fourth quarter of 2012. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.17 (US$0.35) for the fourth quarter of 2012.

For the full year ended December 31, 2012, diluted earnings per ADS were RMB4.98 (US$0.80), compared to RMB7.08 (US$1.12) in 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB7.97 (US$1.28), compared to RMB9.33 (US$1.48) in 2011.

As of December 31, 2012, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB5.6 billion (US$899 million).

Business Outlook

For the first quarter of 2013, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Recent Development

As of January 31, 2013, Ctrip had purchased approximately 17.5 million ADSs in aggregate with a total consideration of US$299 million under three existing share repurchase plans adopted in 2008, 2011 and 2012.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on January 31, 2013 (or 9:00AM on February 1, 2013 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com . The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.680.0865, International dial-in number + 1.617.213.4853, Passcode 933 687 02#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PMQJDER9M

A telephone replay of the call will be available after the conclusion of the conference call through February 8, 2013. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 42293562.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2012 and 2011. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928

Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2011	December 31, 2012	December 31,2012
	RMB	RMB	USD

	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	3,503,428,418	3,421,532,962	549,193,907
Restricted cash	211,636,294	768,228,577	123,309,189
Short-term investment	1,288,471,562	1,408,664,335	226,106,216
Accounts receivable, net	789,036,329	983,804,403	157,911,495
Prepayments and other current assets	566,187,711	999,148,710	160,374,425
Deferred tax assets, current	39,782,201	61,840,526	9,926,089

Total current assets	6,398,542,515	7,643,219,513	1,226,821,321

Long-term deposits and prepayments	155,360,492	210,618,310	33,806,569
Land use rights	113,460,899	110,659,284	17,762,040
Property, equipment and software	683,903,870	1,123,937,191	180,404,358
Investment	1,305,145,043	1,437,247,949	230,694,202
Goodwill	798,601,767	822,585,341	132,034,051
Intangible assets	306,420,192	321,483,420	51,601,647

Total assets	9,761,434,778	11,669,751,008	1,873,124,188

LIABILITIES
Current liabilities:
Short-term borrowings	—	453,478,628	72,788,339
Accounts payable	763,256,074	1,023,672,151	164,310,709
Salary and welfare payable	145,524,036	229,969,924	36,912,718
Taxes payable	220,604,123	216,456,010	34,743,585
Advances from customers	1,090,852,066	1,414,865,769	227,101,615
Accrued liability for customer reward program	161,838,531	217,548,153	34,918,886
Other payables and accruals	185,985,423	354,153,607	56,845,573

Total current liabilities	2,568,060,253	3,910,144,242	627,621,425

Deferred tax liabilities, non-current	48,308,692	53,309,153	8,556,709
Long-term Debt	—	1,121,418,000	180,000,000

Total liabilities	2,616,368,945	5,084,871,395	816,178,134

SHAREHOLDERS’ EQUITY
Share capital	2,939,527	2,979,144	478,186
Additional paid-in capital	3,465,924,424	3,818,256,227	612,872,382
Statutory reserves	98,049,668	103,222,512	16,568,356
Accumulated other comprehensive loss	(172,466,277)	(58,778,675)	(9,434,628)
Retained Earnings	3,806,608,747	4,515,841,767	724,842,580
Treasury stock	(158,761,225)	(1,891,888,900)	(303,669,106)

Total Ctrip’s shareholders’ equity	7,042,294,864	6,489,632,075	1,041,657,770

Noncontrolling interests	102,770,969	95,247,538	15,288,284

Total shareholders’ equity	7,145,065,833	6,584,879,613	1,056,946,054

Total liabilities and shareholders’ equity	9,761,434,778	11,669,751,008	1,873,124,188

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	USD

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	399,622,781	457,041,173	468,304,604	75,168,072
Air-ticketing	378,235,877	478,367,942	447,186,315	71,778,353
Packaged tour	130,155,486	223,779,798	165,724,297	26,600,584
Corporate travel	47,237,358	54,073,606	57,532,553	9,234,611
Others	31,344,006	34,085,035	28,546,319	4,582,000

Total revenues	986,595,508	1,247,347,554	1,167,294,088	187,363,620

Less: business tax and related surcharges	(60,762,409)	(74,345,010)	(65,938,822)	(10,583,911)

Net revenues	925,833,099	1,173,002,544	1,101,355,266	176,779,709

Cost of revenues	(224,533,043)	(285,960,720)	(284,704,746)	(45,698,263)

Gross profit	701,300,056	887,041,824	816,650,520	131,081,446

Operating expenses:
Product development *	(172,796,077)	(243,244,924)	(264,099,634)	(42,390,914)
Sales and marketing *	(184,658,424)	(302,596,451)	(280,764,753)	(45,065,850)
General and administrative *	(113,264,071)	(151,107,619)	(151,879,211)	(24,378,294)

Total operating expenses	(470,718,572)	(696,948,994)	(696,743,598)	(111,835,058)

Income from operations	230,581,484	190,092,830	119,906,922	19,246,388

Interest income	32,710,259	54,099,884	34,061,163	5,467,194
Other income	32,831,890	6,104,967	58,378,812	9,370,445

Income before income tax expense and equity in income	296,123,633	250,297,681	212,346,897	34,084,027

Income tax expense	(69,327,999)	(59,394,448)	(53,776,285)	(8,631,689)
Equity in income of affiliates	27,675,601	4,792,055	4,265,040	684,586

Net income	254,471,235	195,695,288	162,835,652	26,136,924

Less: Net (income)/loss attributable to noncontrolling interests	(1,947,341)	(1,878,491)	29,716,374	4,769,807

Net income attributable to Ctrip’s shareholders	252,523,894	193,816,797	192,552,026	30,906,731

Comprehensive income	73,250,419	365,152,591	197,932,727	31,770,393

Earnings per ordinary share
- Basic	7.01	5.82	5.96	0.96
- Diluted	6.70	5.65	5.51	0.88

Earnings per ADS
- Basic	1.75	1.46	1.49	0.24
- Diluted	1.67	1.41	1.38	0.22

Weighted average ordinary shares outstanding
- Basic	36,003,255	33,287,150	32,282,299	32,282,299
- Diluted	37,713,249	34,283,839	35,719,079	35,719,079

* Share-based compensation charges included are as follows:
Product development	28,161,520	33,671,462	35,881,144	5,759,321
Sales and marketing	13,336,213	14,028,219	14,379,832	2,308,122
General and administrative	53,218,496	60,789,858	63,478,526	10,189,006

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Year Ended	Year Ended	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	USD

	(unaudited)	(unaudited)	(unaudited)

Revenues:
Hotel reservation	1,486,898,858	1,702,500,571	273,270,184
Air-ticketing	1,437,118,164	1,690,285,903	271,309,594
Packaged tour	534,640,183	689,660,631	110,698,164
Corporate travel	161,610,123	199,756,068	32,063,060
Others	106,036,864	126,989,085	20,383,154

Total revenues	3,726,304,192	4,409,192,258	707,724,156

Less: business tax and related surcharges	(228,219,564)	(250,401,009)	(40,192,133)

Net revenues	3,498,084,628	4,158,791,249	667,532,023

Cost of revenues	(805,129,784)	(1,037,791,093)	(166,576,956)

Gross profit	2,692,954,844	3,121,000,156	500,955,067

Operating expenses:
Product development *	(601,485,367)	(911,904,722)	(146,370,800)
Sales and marketing *	(624,599,686)	(984,002,165)	(157,943,238)
General and administrative *	(400,875,621)	(570,487,457)	(91,569,552)

Total operating expenses	(1,626,960,674)	(2,466,394,344)	(395,883,590)

Income from operations	1,065,994,170	654,605,812	105,071,477

Interest income	106,002,655	165,799,964	26,612,729
Other income	117,623,725	130,287,943	20,912,657

Income before income tax expense and equity in income	1,289,620,550	950,693,719	152,596,863

Income tax expense	(262,186,225)	(294,525,956)	(47,274,676)
Equity in income of affiliates	57,525,830	34,343,000	5,512,432

Net income	1,084,960,155	690,510,763	110,834,619

Less: Net (income)/loss attributable to noncontrolling interests	(8,545,258)	23,895,101	3,835,428

Net income attributable to Ctrip’s shareholders	1,076,414,897	714,405,864	114,670,047

Comprehensive income	704,976,536	828,093,466	132,918,166

Earnings per ordinary share
- Basic	29.92	20.87	3.35
- Diluted	28.30	19.92	3.20

Earnings per ADS
- Basic	7.48	5.22	0.84
- Diluted	7.08	4.98	0.80

Weighted average ordinary shares outstanding
- Basic	35,977,063	34,236,761	34,236,761
- Diluted	38,030,974	36,090,785	36,090,785

* Share-based compensation charges included are as follows:
Product development	98,955,335	132,583,177	21,281,067
Sales and marketing	48,191,019	55,892,394	8,971,348
General and administrative	195,645,003	243,245,751	39,043,635

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended December 31, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(264,099,634)	24%	35,881,144	3%	(228,218,490)	21%
Sales and marketing	(280,764,753)	25%	14,379,832	1%	(266,384,921)	24%
General and administrative	(151,879,211)	14%	63,478,526	6%	(88,400,685)	8%
Total operating expenses	(696,743,598)	63%	113,739,502	10%	(583,004,096)	53%

Income from operations	119,906,922	11%	113,739,502	10%	233,646,424	21%

Net income attributable to Ctrip’s shareholders	192,552,026	17%	113,739,502	10%	306,291,528	28%

Diluted earnings per ordinary share (RMB)	5.51		3.18		8.70

Diluted earnings per ADS (RMB)	1.38		0.80		2.17

Diluted earnings per ADS (USD)	0.22		0.13		0.35

	Quarter Ended September 30, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(243,244,924)	21%	33,671,462	3%	(209,573,462)	18%
Sales and marketing	(302,596,451)	26%	14,028,219	1%	(288,568,232)	25%
General and administrative	(151,107,619)	13%	60,789,858	5%	(90,317,761)	8%
Total operating expenses	(696,948,994)	59%	108,489,539	9%	(588,459,455)	50%

Income from operations	190,092,830	16%	108,489,539	9%	298,582,369	25%

Net income attributable to Ctrip’s shareholders	193,816,797	17%	108,489,539	9%	302,306,336	26%

Diluted earnings per ordinary share (RMB)	5.65		3.16		8.82

Diluted earnings per ADS (RMB)	1.41		0.79		2.20

Diluted earnings per ADS (USD)	0.22		0.13		0.35

	Quarter Ended December 31, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(172,796,077)	19%	28,161,520	3%	(144,634,557)	16%
Sales and marketing	(184,658,424)	20%	13,336,213	1%	(171,322,211)	19%
General and administrative	(113,264,071)	12%	53,218,496	6%	(60,045,575)	6%
Total operating expenses	(470,718,572)	51%	94,716,229	10%	(376,002,343)	41%

Income from operations	230,581,484	25%	94,716,229	10%	325,297,713	35%

Net income attributable to Ctrip’s shareholders	252,523,894	27%	94,716,229	10%	347,240,123	38%

Diluted earnings per ordinary share (RMB)	6.70		2.51		9.21

Diluted earnings per ADS (RMB)	1.67		0.63		2.30

Diluted earnings per ADS (USD)	0.27		0.10		0.37

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Year Ended December 31, 2012
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(911,904,722)	22%	132,583,177	3%	(779,321,545)	19%
Sales and marketing	(984,002,165)	24%	55,892,394	1%	(928,109,771)	22%
General and administrative	(570,487,457)	14%	243,245,751	6%	(327,241,706)	8%
Total operating expenses	(2,466,394,344)	59%	431,721,322	10%	(2,034,673,022)	49%

Income from operations	654,605,812	16%	431,721,322	10%	1,086,327,134	26%

Net income attributable to Ctrip’s shareholders	714,405,864	17%	431,721,322	10%	1,146,127,186	28%

Diluted earnings per ordinary share (RMB)	19.92		11.96		31.88

Diluted earnings per ADS (RMB)	4.98		2.99		7.97

Diluted earnings per ADS (USD)	0.80		0.48		1.28

	Year Ended December 31, 2011
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Product development	(601,485,367)	17%	98,955,335	3%	(502,530,032)	14%
Sales and marketing	(624,599,686)	18%	48,191,019	1%	(576,408,667)	16%
General and administrative	(400,875,621)	11%	195,645,003	6%	(205,230,618)	6%
Total operating expenses	(1,626,960,674)	47%	342,791,357	10%	(1,284,169,317)	37%

Income from operations	1,065,994,170	30%	342,791,357	10%	1,408,785,527	40%

Net income attributable to Ctrip’s shareholders	1,076,414,897	31%	342,791,357	10%	1,419,206,254	41%

Diluted earnings per ordinary share (RMB)	28.30		9.01		37.32

Diluted earnings per ADS (RMB)	7.08		2.25		9.33

Diluted earnings per ADS (USD)	1.12		0.36		1.48

Notes for all the financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.2301 on December 31, 2012 published by the Federal Reserve Board.